Via Facsimile and U.S. Mail
Mail Stop 6010


July 22, 2005


Mr. Stephen L. Clanton
Chief Financial Officer
American HomePatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN  37027-5018


Re:	American HomePatient, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 31, 2005
	File No. 000-19532


Dear Mr. Clanton:

	We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 35

Revenue Recognition and Allowance for Doubtful Accounts, page 35

1. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure.

a. Provide in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the information should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. Include whether or not your billing system has the capacity to provide an aging schedule of your receivables, and if not, clarify how this affects your ability to estimate your allowance for bad debts.
b. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
c. Provide the changes in the estimate for bad debt expense for each of the income statement periods presented. We note in the schedule on page S-2 that the write-offs for certain periods have significantly exceeded the amounts previously recorded as bad debt expense. Explain why the significant reductions in this allowance are appropriate.

Contractual Obligations and Commercial Commitments, page 48

2. Please explain to us why you did not include the estimated interest payments in your contractual obligations table, since these payments appear to represent material future obligations based on your statement of cash flows. The amounts that should be disclosed here is not only the interest accrual as of the end of the period presented but an estimable interest through the repayment of the underlying obligations. Refer to Financial Reporting Release 72.


Financial Statements, page F-55

12.  Income Taxes, page F-94
3. Please provide us an analysis of how you have considered paragraphs 21 through 24 of SAFS 109 in providing a full valuation allowance for your deferred tax assets while earning a steady stream of taxable income. If you have determined that a full valuation allowance is necessary, based on your analysis, please also provide us in a disclosure-type format a discussion of the negative evidences that resulted in your determination that it is more likely than not that all of the deferred tax assets will not be realized and the reasonably likely effect of this known trend on your future operations, cash flows and financial position.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Keira Ino, Staff Accountant, at (202) 551-
3659
or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,



Jim B. Rosenberg
Senior Assistant Chief
Accountant
??

??

??

??

Stephen L. Clanton
American HomePatient, Inc.
July 22, 2005
Page 4